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SEC 07003516 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer & Treasurer
Title

Notary Public

KERRI ELAINE MOON
Notary Public, State of Texas
My Commission Expires
May 02, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



VALIC Financial Advisors, Inc.

Financial Statements and
Supplemental Information
December 31, 2006

VALIC Financial Advisors, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and
Stockholder of VALIC Financial Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 15,200,974
Cash segregated under federal and other regulations, restricted	8,718
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	556,305
Accounts receivable from affiliates	21,821
Dealer concession receivable	383,469
Dealer concession receivable from affiliates	1,286,396
Advisory service fee receivable	10,670,000
Service fee receivable	1,037,583
Interest receivable	75,958
Equipment, net	11,661
Prepaid expenses	40,488
Total assets	$ 29,348,375
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 17,498
Accounts payable to affiliates	1,774,313
Commissions payable	4,832,254
Accrued liabilities	842,045
Bank payable	14,323
State taxes payable to affiliate	358,998
Federal income tax payable to affiliate	516,468
Total liabilities	8,355,899
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares - 1,000	
Issued and outstanding shares - 1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	16,961,106
Total stockholder's equity	20,992,476
Total liabilities and stockholder's equity	$ 29,348,375

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
December 31, 2006

Revenues	
Dealer concession revenue	$ 14,335,152
Dealer concession revenue from affiliates	145,976,936
Service fee income	14,563,520
Service fee income from affiliates	848,445
Advisory service fees	35,527,871
Expense reimbursement from Parent	27,863,147
Interest	754,011
Other	999,190
Total revenues	240,868,272
Expenses	
Commissions	169,276,402
Selling expenses	132,956
Field operating expenses	27,863,147
General and administrative	4,258,030
Licenses and fees	1,731,367
State and other taxes	1,397,057
Professional fees	77,800
Clearing fees	1,518,308
Total expenses	206,255,067
Income before federal income tax	34,613,205
Provision for federal income tax	12,056,115
Net income	$ 22,557,090

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2006	$ 1,000	$ 4,030,370	$ 9,404,016	$ 13,435,386
Dividends paid to parent	-	-	(15,000,000)	(15,000,000)
Net income	-	-	22,557,090	22,557,090
Balances at December 31, 2006	$ 1,000	$ 4,030,370	$ 16,961,106	$ 20,992,476

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
December 31, 2006

Operating activities	
Net income	$ 22,557,090
Reconciling adjustments to net cash provided by operating activities	
Depreciation	19,582
Changes in operating assets and liabilities	
Cash segregated under federal and other regulations	20,667
Accounts receivable	(430,372)
Accounts receivable from affiliate	(21,821)
Dealer concession receivable	246,101
Dealer concession receivable from affiliates	(1,246,596)
Advisory service fee receivable	(4,425,000)
Service fee receivable	(488,583)
Interest receivable	(32,407)
Prepaid expenses	7,457
Accounts payable	4,667
Bank payable	14,323
Accounts payable to affiliates	1,614,842
Commissions payable	1,824,205
Accrued liabilities	461,639
Federal income tax payable to affiliate	180,961
State taxes payable to affiliate	48,510
Net cash provided by operating activities	20,355,265
Financing activities	
Dividends paid to parent	(15,000,000)
Net cash used by financing activities	(15,000,000)
Net increase in cash and cash equivalents	5,355,265
Cash and cash equivalents	
Beginning of year	9,845,709
End of year	$ 15,200,974
Supplemental disclosures	
Taxes paid	$ 11,875,154

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996, and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i), as described in Supplemental Schedule II.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with AIG Annuity Insurance Company, ("AIGAIC"), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for AIGAIC.

The Company also distributes term life insurance products for The American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted marginal tax rates currently in effect.

The Company files a separate federal income tax return.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $14,987,109 at December 31, 2006, consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a maturity of three months or less.

Cash Segregated Under Federal and Other Regulations
The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

2. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds invested in money market accounts on deposit with the clearing brokers to meet this requirement. As of December 31, 2006, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and an acceptable ratio of aggregate indebtedness to net capital, both as defined. The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2006, the Company had net capital of $7,010,248, which was in excess of its required net capital of $557,060. The ratio of aggregate indebtedness to net capital is 1.185 to 1.

4. Transactions with Affiliates

During 2006, the Company paid dividends to VALIC of $15,000,000. The Company anticipates paying dividends to its parent on a quarterly basis, which will not reduce capital below the required level.

VALIC reimburses the Company for all salaries, employee benefits, and commissions expenses associated with VALIC's agents as well as expenses associated with VALIC's field offices. These reimbursements are included in the statement of operations as expense reimbursement from Parent.

Dealer concession revenue from affiliates of $145,976,936 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $1,286,396 represents amounts due at December 31, 2006, for these services.

During 2006, the Company paid $1,010,400 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent fees ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2006, the Company paid VALIC $3,250,864 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts payable to affiliates of $21,821 at December 31, 2006, consists of $1,241 due from VALIC for IRA maintenance fees owed and $20,580 from VALIC for overpayment for fourth quarter 2006 administrative fees.

Accounts payable to affiliates of $1,774,313 at December 31, 2006, consists of $6,900 due to American General Securities, Inc., an indirect, wholly owned subsidiary of AIG, for allocated insurance agency expenses, $41,500 due to VRSCO for sub-TA fees, $1,725,913 due to VALIC, of which $112,479 is for estimated overrides owed to field management, $2,954 for expenses paid on behalf of the Company and $1,610,480 due to VALIC for payrolls not yet reimbursed.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2006. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2006.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In October 2006, the Company received a "Wells Notice" which indicated that the NASD staff was considering initiating enforcement proceedings against the Company. The major focus of the NASD's concern was with regards to the alleged receipt by the Company of directed brokerage commissions. Additionally, they noted delays in forwarding client checks to fund vendors and submission of 3070 filings. The Company responded to the NASD in November 2006 disputing these allegations. While the Company intends to vigorously defend these allegations, an accrual representing the Company's best estimate of its liability for these matters was made as of December 31, 2006. While the ultimate outcome of this matter is not currently known, the Company's management does not believe the resolution of this matter will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Broker. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. During 2006, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

7. Subsequent Events

On January 16, 2006, the Company paid a dividend to VALIC of $4,000,000.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2006 — Schedule I

Net capital	
Total stockholder's equity	$ 20,992,476
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	530,800
Accounts receivable from affiliates	21,821
Dealer concession receivable from affiliates	1,286,396
Dealer concession receivable	28,734
Advisory service fee receivable	10,670,000
Service fee receivable	1,037,584
Prepaid expenses	40,488
Funds deposited with clearing organizations	55,002
Equipment, net	11,661
	13,682,486
Net capital before haircuts on securities positions	7,309,990
Haircuts on securities:	
Money market fund	299,742
Net capital	$ 7,010,248
Aggregate indebtedness	$ 8,355,899
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $100,000)	$ 557,060
Excess net capital	$ 6,453,188
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 6,174,658
Ratio: aggregate indebtedness to net capital	1.185 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2006.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(i) of rule 15c3-3.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 **Schedule III**

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and the Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of rule 15c3-3.



PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To Board of Directors and Stockholder
VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of VALIC Financial Advisors, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in

accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

END